As seen in allure



"BLACK WOMEN IN ART WATCHING OVER ME AS I DRIFT OFF IS A COMFORT."

***"The Beautyful Ones Are Not Yet Born" Might Not Hold True For Much Longer* by Njideka Akunyili Crosby**

A Starless Night A friend once compared my bedroom to "a vampire's lair" with its navy walls and no windows. The dark paint creates a coziness that allows me to sleep like the dead... or the undead.

Youth to the People Superberry Dream Cleansing Balm

Good Side scrunchies

Loza Tam hair wrap

This Works Sleep Plus Pillow Spray

Get Sleepy When my mental to-do list won't let up just because it's bedtime, I turn on this podcast and am lulled to sleep by fantastic stories, just like a toddler.

***Call Us What We Carry* by Amanda Gorman** I always have a book at my bedside. Gorman's poems are best read at the end of a hard day. After a few pages, all hope is restored.

AMANDA GORMAN
CALL US WHAT WE CARRY
get sleepy



allure
THE BEAUTY EXPERT
Janet
Long May She Reign
Is Social Media Making You Sick?